05037345

SEC [illegible] COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44129

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COKER PALMER PHILLIPS & MULLEN
Coker & Palmer Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1667 LELIA DRIVE
(No. and Street)

JACKSON (City) MS (State) 39216-4818 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. DAVID COKER (601) 354-0860
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HADDOX REID BURKES & CALHOUN PLLC
(Name – *if individual, state last, first, middle name*)

1100 AMSOUTH PLAZA (Address) JACKSON (City) MS (State) 39201 (Zip Code)

SEC RECD PROCESSING FEB 2 8 2005 WASH. D.C. 185 SECTION

PROCESSED MAR 15 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. DAVID COKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COKER PALMER PHILLIPS & MULLEN, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

HADDOX REID BURKES & CALHOUN PLLC
Certified Public Accountants

EMMITTE J. HADDOX
JIMMY E. BURKES
PAUL W. CALHOUN
M. GREGORY KING
TED B. EDWARDS
JAN F. LEWIS
CHERYL J. LEE
W.R. LEE ADAMS

1100 AMSOUTH PLAZA
P.O. DRAWER 22507
JACKSON, MISSISSIPPI 39225-2507
TELEPHONE 601/948-2924
FACSIMILE 601/960-9154

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Coker Palmer Phillips & Mullen

We have audited the accompanying statements of financial condition of Coker Palmer Phillips & Mullen (an S Corporation) as of December 31, 2004 and 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coker Palmer Phillips & Mullen as of December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haddox Reid Burkes & Calhoun PLLC

February 9, 2005

COKER PALMER PHILLIPS & MULLEN

STATEMENTS OF FINANCIAL CONDITION

ASSETS

		December 31, 2004	December 31, 2003
CASH AND CASH EQUIVALENTS	$	683,215	746,122
RECEIVABLE FROM AND DEPOSITS WITH CLEARING BROKER		118,956	70,699
OTHER ACCOUNTS RECEIVABLE		6,255	33,311
PREPAID EXPENSES		5,123	-
INVESTMENTS:			
Partnership interest - Note 7		232,398	98,927
FURNITURE AND EQUIPMENT, net of accumulated depreciation of $274,784 in 2004 and $254,003 in 2003 - Note 1		64,776	47,684
	$	1,110,723	996,743

LIABILITIES AND STOCKHOLDERS' EQUITY

		2004	2003
LIABILITIES:			
Accounts payable	$	76,463	82,816
Accrued expenses		50,808	155,583
Retirement plan contribution - Note 6		387	6,554
Notes payable - Note 3		225,050	250,050
Total liabilities		352,708	495,003
STOCKHOLDERS' EQUITY:			
Common stock, $.01 par value; 1,000,000 shares authorized, 120,000 shares issued and outstanding - Note 5		1,200	1,200
Paid-in capital		88,072	88,072
Retained earnings		668,743	412,468
Total stockholders' equity		758,015	501,740
	$	1,110,723	996,743

The accompanying notes are an integral part of these financial statements.

COKER PALMER PHILLIPS & MULLEN

STATEMENTS OF INCOME

	Year Ended December 31, 2004	2003
REVENUE:		
Commissions	$ 4,600,416	4,143,615
Investment income:		
Interest	6,665	2,035
Income from partnership investments - net - Note 7	81,221	34,954
Gain on investment securities	-	4,850
	4,688,302	4,185,454
EXPENSES:		
Compensation and related expenses	3,275,521	2,903,381
Brokerage and clearing fees	516,395	620,487
Occupancy and management services	168,394	144,590
Communications	76,186	71,320
Quote services	145,666	150,992
Depreciation expense	20,781	21,839
Other operating expenses	179,140	131,106
	4,382,083	4,043,715
NET INCOME	$ 306,219	141,739

The accompanying notes are an integral part of these financial statements.

COKER PALMER PHILLIPS & MULLEN

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Paid-in Capital	Retained Earnings	Total
BALANCES, December 31, 2002	$ 1,200	88,072	270,729	360,001
Net income for year	-	-	141,739	141,739
BALANCES, December 31, 2003	1,200	88,072	412,468	501,740
Net income for year	-	-	306,219	306,219
Distributions to stockholders	-	-	(49,944)	(49,944)
BALANCES, December 31, 2004	$ 1,200	88,072	668,743	758,015

The accompanying notes are an integral part of these financial statements.

COKER PALMER PHILLIPS & MULLEN

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 306,219	141,739
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	20,781	21,839
(Income) from investment partnerships	(163,779)	(86,069)
Realized and unrealized (gain) on marketable securities	-	(4,850)
(Increase) decrease in operating assets:		
Receivable from and deposits with clearing broker	(48,257)	(37,606)
Other accounts receivable	27,056	(21,476)
Prepaid expenses	(5,123)	-
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(117,295)	177,782
Net cash provided by operating activities	19,602	191,359
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of marketable securities	-	103,850
Purchase of furniture and equipment	(37,873)	(15,113)
Purchase of investment partnership interest	(20,000)	-
Distribution from investment partnerships	50,308	26,000
Net cash provided (used) by investing activities	(7,565)	114,737
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from notes payable	-	250,050
Payments on notes payable	(25,000)	-
Distributions to stockholders	(49,944)	-
Net cash provided (used) by financing activities	(74,944)	250,050
NET INCREASE (DECREASE) IN CASH	(62,907)	556,146
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	746,122	189,976
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 683,215	746,122
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$ 20,377	3,581

The accompanying notes are an integral part of these financial statements.

COKER PALMER PHILLIPS & MULLEN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Coker Palmer Phillips & Mullen (the "Company") is a registered securities broker-dealer located in Jackson, Mississippi. The Company is in the process of changing its official name with the Mississippi Secretary of State's office from Coker & Palmer, Inc. to Coker Palmer Phillips & Mullen. The Company clears its transactions on a fully disclosed basis through another broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations.

Basis of Accounting

The accounting records of the Company are maintained on the accrual basis whereby revenue is recorded when earned and expenses are recognized when incurred. The securities transactions and the related commission revenue and expenses are recorded on trade date.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Security Transactions

Marketable securities are valued at market value. Gains (losses) on investment securities includes both realized and unrealized gains and (losses).

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using straight line and accelerated methods over the estimated useful lives of the assets, five to seven years.

Income Taxes

The Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code. Under those provisions, the Company does not pay corporate income taxes on its taxable income. Instead, stockholders are liable for individual income taxes on their respective shares of the Company's taxable income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying value of cash, receivables and accounts payable approximates fair value due to the short maturity of these instruments.

NOTE 2 - OFF-BALANCE SHEET CREDIT AND MARKET RISK

Financial instruments which potentially subject the Company to concentrations of credit risk include temporary cash investments and trade receivables.

The Company maintains its cash accounts with high credit quality financial institutions. At times, such accounts are in excess of the FDIC insurance limit.

Securities transactions of customers are introduced to and cleared through a clearing broker. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

Receivables from and the deposits with the clearing broker represent a concentration of credit risk and primarily relate to commissions receivable on securities transactions. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

NOTE 3 - NOTES PAYABLE

Notes payable were as follows as of December 31, 2004 and 2003:

	2004	2003
Note payable, collateralized by all accounts, contract rights, chattel paper, general intangibles, equipment, and furniture and fixtures, due in semi-annual installments of $12,500 to be applied to principal and interest at 5.5%. The final payment of principal and interest, if not sooner paid, shall be due and payable on July 15, 2008.	$ 225,050	$ 250,050

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2004, the Company had net capital of $449,463, which was $349,463 in excess of its required net capital of $100,000. At December 31, 2003, the Company had net capital of $321,818, which was $221,818 in excess of its required net capital of $100,000. The net capital rule may effectively restrict the payment of cash dividends. The Company's net capital ratio was .78 to 1 and 1.39 to 1 at December 31, 2004 and 2003, respectively.

NOTE 5 - CAPITAL STOCK RESTRICTIONS

The Corporation's Shareholders' Agreement limits the right of its stockholders to sell or transfer their stock. A stockholder must advise the Corporation and other stockholders in writing of their desire to sell or transfer any of the Corporation's stock. The Corporation shall have an option for sixty days within which to acquire the stock. In the event that the option is not exercised by the Corporation, any of the remaining stockholders shall have an option for an additional ten days to acquire the stock. If neither option is exercised, the restriction on transfers shall no longer apply to such stockholder.

NOTE 6 - RETIREMENT PLAN

The Company has established a Salary Reduction Simplified Employee Pension Plan (SARSEP) covering substantially all employees. Participants may contribute a portion of their compensation to the plan. Company contributions are made at the discretion of the Board of Directors. Discretionary contributions in the amounts of $0 and $0, and elective contributions of $113,510 and $57,646 were made for the years ending December 31, 2004 and 2003, respectively.

NOTE 7 - RELATED PARTIES

In November 1998, the Company occupied an office building owned by a separate company that has common ownership with Coker Palmer Phillips & Mullen. There is no lease agreement. Rent paid for 2004 and 2003 was $116,398 and $114,996, respectively.

In February 1998, the Company organized a limited partnership, Navarre Partners, L.P., to invest funds in marketable securities. In addition, the Company organized a second limited partnership, Tricolor Partners, Inc., that is also to invest funds in marketable securities in June 2004. The Company is the general partner of both partnerships. The Company's interest in the partnerships is reported on the financial statements at an amount equal to the partners' capital account balance at December 31, 2004 and 2003 as follows:

	2004	2003
Balance per capital accounts at beginning of year	$ 98,927	38,858
Contribution to capital	20,000	-
Allocable share of partnership income for the year	163,779	86,069
Distributions during the year	(50,308)	(26,000)
Capital balances at end of year	$ 232,398	98,927

The partnerships' income recognized has been reported net of expenses directly related to the income incurred in the Company's role as general partner as follows:

	2004	2003
Gross income	$ 163,779	86,069
Less expenses incurred directly related to the partnership income	(82,558)	(51,115)
Net income realized	$ 81,221	34,954

NOTE 8 - MAJOR CUSTOMER

During 2004 and 2003, one of the Company's clients, an institutional investor, generated approximately 20% and 31%, respectively, of the Company's commission revenue.

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2004

STOCKHOLDERS' EQUITY:		
Capital stock outstanding		$ 1,200
Additional paid-in capital		88,072
Retained earnings		668,743
		758,015
DEDUCTIONS:		
Non-allowable assets:		
Furniture and equipment	$ 64,776	
Non-public partnership interest	232,398	
Receivables from non-customers	6,255	
Prepaid expenses	5,123	
		308,552
Net capital before haircuts on securities positions		449,463
Less: Haircuts		-
Net capital		449,463
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	127,658	
Notes payable	225,050	
	352,708	
MINIMUM CAPITAL REQUIREMENTS (6.67% of $352,708 subject to a minimum capital of $100,000)		100,000
Capital in excess of minimum requirement		$ 349,463
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.78 to 1%
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2004):		
Net capital, as reported in Company's Part II (unaudited) Focus Report		$ 481,262
Less:		
Increase in accrued expenses		(28,799)
Reduction in allowable assets		(3,000)
Net capital as computed above		$ 449,463

OTHER SCHEDULES
DECEMBER 31, 2004

The following schedules are not being filed as they are inapplicable, or not required:

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is not applicable since respondent forwards all transactions of its customers to a clearing broker.

2. Information relating to the possession or control requirements under Rule 15c3-3 is not required since respondent forwards all securities directly to its clearing broker.

3. Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

4. Statement of Changes in Liabilities Subordinated to Claims of Creditors is not required since no liabilities of the respondent are subordinated to the general claims of creditors.

HADDOX REID BURKES & CALHOUN PLLC
Certified Public Accountants

EMMITTE J. HADDOX
JIMMY E. BURKES
PAUL W. CALHOUN
M. GREGORY KING
TED B. EDWARDS
JAN F. LEWIS
CHERYL J. LEE
W.R. LEE ADAMS

1100 AMSOUTH PLAZA
P.O. DRAWER 22507
JACKSON, MISSISSIPPI 39225-2507
TELEPHONE 601/948-2924
FACSIMILE 601/960-9154

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON INTERNAL CONTROL

Board of Directors
Coker Palmer Phillips & Mullen

In planning and performing our audit of the financial statements of Coker Palmer Phillips & Mullen for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Coker Palmer Phillips & Mullen including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the previous paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's

above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and any related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Haddox Reid Burkes & Calhoun PLLC

February 9, 2005